Michael A. Angerthal Executive Vice President Chief Financial Officer	100 Pearl Street Hartford, CT 06103	(PH) 860-263-4710 (FX) 860-241-8867

September 30, 2015

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Hugh West
Accounting Branch Chief
Office of Financial Services II

Re:	Virtus Investment Partners, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 001-10994

Ladies and Gentlemen:

On behalf of Virtus Investment Partners, Inc., a Delaware corporation (the “Company”), submitted herewith is the Company’s response to comments contained in the letter dated September 16, 2015, from Mr. Hugh West, Accounting Branch Chief, Office of Financial Services II, of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the Commission on March 2, 2015 (the “2014 Annual Report”).

The comments and responses set forth below are keyed to the comments, which we have reproduced in bold print.

Virtus Investment Partners, Inc.  |  100 Pearl Street  |  Hartford, CT 06103  |  www.virtus.com

Virtus Investment Partners, Inc.

September 30, 2015

Form 10-K for the Fiscal Year Ended December 31, 2014

Assets Under Management, page 25

Comment:

1.	We note that you attribute, in part, the decrease in assets under management (AUM) from December 31, 2013 to December 31, 2014 to the impact on assets from the use of leverage. Please expand your discussion to more fully explain how increases and decreases in leverage impact your AUM. Additionally, further disaggregate “Other (1)” within your Asset Flows by Product table on page 27 to separately present the impact of the use of leverage and any other significant items that your attribute to increases or decreases.

Response:

The Company will include the following language in the AUM paragraph of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings:

Certain mutual funds employ the use of leverage as part of their investment strategies. The addition or reduction of leverage will increase or decrease the Company’s AUM, as the proceeds from the use of leverage are invested in accordance with the funds’ investment strategies. For the periods ended December, 31, 2014, 2013 and 2012, the Company had AUM from the use of leverage of $1.8 billion, $2.2 billion and $1.8 billion, respectively, which represents 3.1%, 3.7% and 3.9% of the Company’s total AUM, respectively.

Additionally, the Company will provide further detail regarding the components of “Other (1)”, to the extent there are significant items, including the use of leverage, which are attributable to the increase or decrease in AUM.

Assets Flows By Product, page 27

Comment:

2.	Please revise your future filings to disaggregate the impact from foreign currency exchange rates from market performance within your rollforwards.

Response:

The Company notes the Staff’s comment regarding disaggregating the impact of changes in foreign currency exchange rates from the market performance component of the AUM rollforwards. The Company has not disaggregated the impact of changes in foreign currency rates as the amounts have not been significant. As of December 31, 2014, the Company does not provide investment management and related services for non-US denominated AUM that would require conversion to U.S. dollars for AUM reporting purposes. In future filings, to the extent the impact of changes in foreign currency rates is significant to the market performance component of the AUM rollforwards, the Company will disclose the amounts.

Comment:

3.	We note that “Other (1)” within your table on page 27 includes, among other things, net flows and market performance on structured products. We also note on page 3 in your discussion of your investment products that you define institutional accounts to include structural products. Please revise your future filings (within note 1 at the top of page 28) to clarify if net flows and market performance on structured products is included in any of your retail products.

Virtus Investment Partners, Inc.  |  100 Pearl Street  |  Hartford, CT 06103  |  www.virtus.com

Virtus Investment Partners, Inc.

September 30, 2015

Response:

The Company notes the Staff’s comment regarding clarification of how structured products are reported within the “Asset Flows by Product” table. In future filings, the Company will clarify that structured products are included only within institutional accounts. See proposed language below:

(1)	Represents open-end and closed-end mutual fund distributions, net of reinvestments, net flows of cash management strategies, net flows and market performance on structured products, which are a component of institutional accounts, and net flows from non-sales related activities such as asset acquisitions/(dispositions), marketable securities investments / (withdrawals) and the impact on assets from the use of leverage.

Results of Operations, page 29

Income Tax Expense, page 34

Comment:

4.	You disclose that your estimated effective tax rate decreased from 36.7% in 2013 to 28.9% in 2014 as a result of a net tax benefit of approximately $15.5 million due to the resolution of uncertain tax positions. Considering the impact of the net tax benefit to your current year effective tax rate and income tax expense, please expand your discussion to describe the nature of the tax benefit, including the additional reduction in your net operating loss carryforwards.

Response:

The Company notes the Staff’s comment regarding the Company’s effective tax rate.

In future filings the Company will include this expanded discussion in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations when discussing its income tax expense for year ended December 31, 2014. Specifically, the Company will add similar disclosure as is included within Note 7. Income Taxes on page F-20 of the 2014 Form 10-K that provides a discussion of the nature of the tax benefit, including the additional reduction in the Company’s available loss carryforward, as follows:

The Company’s effective tax rate for the year ended December 31, 2014 was impacted by a net tax benefit of approximately $15.5 million due to the settlement of an Internal Revenue Service (“IRS”) examination of its 2011 federal consolidated corporate income tax return. The net benefit arises from the settlement of the Company’s 2011 IRS exam and is comprised of the recognition of tax benefits from previously uncertain tax positions of approximately $31.0 million and a reduction in the available loss deduction of approximately $15.5 million of which both relate to the past dissolution of a subsidiary.

Notes to Consolidated Financial Statements, page F-8

Note 7. Income Taxes, page F-20

Comment:

5.	We note from your tax rate reconciliation that in 2014 you recognized a $31.0 million tax benefit and a $15.5 million tax expense in connection with uncertain tax positions and an IRS audit resolution, respectively. In addition, you reduced your net operating loss carryforwards by approximately $15.5 million for a loss resulting from the past dissolution of a subsidiary. Please address the following:

•	Clarify if the amounts in the reconciliation (i.e. $31.0 million benefit and $15.5 million expense) represent two discrete tax matters.

Virtus Investment Partners, Inc.  |  100 Pearl Street  |  Hartford, CT 06103  |  www.virtus.com

Virtus Investment Partners, Inc.

September 30, 2015

•	Tell us how the $15.5 million reduction in net operating loss carryforwards is reflected in the change in your deferred tax asset – net operating losses from $23,705 at December 31, 2013 to $21,547 at December 31, 2014 (refer to page F-21). Please advise and revise to clarify, as necessary.

•	We note from your table at the top of page F-22 that you recognized in 2014 the entire unrecognized tax benefits ($32,602) from the prior year. We also note from your disclosure on page F-21 in your 2013 Form 10-K that you determined it was reasonably possible that your unrecognized tax benefits may increase or decrease in 2014; however, you could not estimate the range of such possible changes. Please explain the facts and circumstances surrounding the uncertainties and explain why an estimate of the range could not be made. Refer to ASC 740-10-50-15.

Response:

The Company notes the Staff’s comments and has provided additional information related to Income Taxes below:

•	Clarify if the amounts in the reconciliation (i.e. $31.0 million benefit and $15.5 million expense) represent two discrete tax matters.

The $31.0 million benefit and the $15.5 million expense represented two uncertain matters related to the measurement of the Company’s outside tax basis used to compute the worthless stock loss deduction of an inactive subsidiary in a prior year. These matters were reviewed as part of an IRS examination of the Company’s 2011 federal consolidated corporate income tax return. For ASC 740 purposes, the uncertainty over the measurement of the tax outside basis was treated as one unit of account as this is how management prepared and supported its tax return and how management anticipated the taxing authority would examine its computation of outside tax basis. However, to provide more detail and transparency in the Company’s disclosures, the Company separately disclosed the $31.0 million matter related to the uncertainties associated with the method of computation of the outside tax basis and the $15.5 million matter related to the availability and integrity of historical tax data used in the computation.

•	Tell us how the $15.5 million reduction in net operating loss carryforwards is reflected in the change in your deferred tax asset – net operating losses from $23,705 at December 31, 2013 to $21,547 at December 31, 2014 (refer to page F-21). Please advise and revise to clarify, as necessary.

The $15.5 million reduction did not directly impact the change in deferred tax assets for net operating loss carryforwards (NOLs) from December 31, 2013 to December 31, 2014. As of December 31, 2013 and 2014, the Company’s remaining federal NOL carryforwards represented NOL carryovers and built in losses that are subject to certain annual regulatory limitations.

On its 2014 federal income tax return, the Company fully utilized its remaining available NOLs not subject to these annual utilization limitations. As a result, the $15.5 million net benefit which included a $15.5 million reduction in net operating losses offset by a benefit of $31.0 million was first recognized as reduction to income taxes payable in 2014. Accordingly, because the portion of the loss resulting from the worthless stock deduction was not recognized as a deferred tax asset under ASC 740 principles until its resolution on exam in 2014, and because the loss was fully utilized to offset current income tax expense in the year it was recognized, there was no significant change in the deferred tax asset for the NOL at December 31, 2014 as compared to December 31 2013.

•	Please explain the facts and circumstances surrounding the uncertainties and explain why an estimate of the range could not be made in your 2013 Form 10-K.

As disclosed in the 2013 Form 10-K, during 2013 the IRS commenced an examination of the Company’s 2011 federal income tax return. The 2013 Form 10-K was filed on February 24, 2014; at that time the IRS examination was in the preliminary stages, and substantive field work by the IRS had been

Virtus Investment Partners, Inc.  |  100 Pearl Street  |  Hartford, CT 06103  |  www.virtus.com

Virtus Investment Partners, Inc.

September 30, 2015

underway for approximately two weeks. Predicting the outcome of the IRS examination at the time of the filing of the 2013 Form 10-K with any accuracy was also severely limited by the complexity of the determination of the stock basis in the inactive subsidiary for which the worthless stock loss was claimed. Given these factors, the Company could not reasonably predict the outcome of the examination nor could it estimate any range of possible changes related to the unrecognized tax benefits recorded as of December 31, 2013.

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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Commission may have additional comments after reviewing this letter.

Please do not hesitate to contact me at (860) 263-4710 with any questions regarding this letter. Thank you for your time and attention.

Very truly yours,

/s/ Michael A. Angerthal

Michael A. Angerthal
Chief Financial Officer

Virtus Investment Partners, Inc.  |  100 Pearl Street  |  Hartford, CT 06103  |  www.virtus.com